Exhibit 2.1

Execution Version

SECOND AMENDMENT TO PURCHASE AND SALE AGREEMENT

This SECOND AMENDMENT TO PURCHASE AND SALE AGREEMENT is made as of November 29, 2017 (this “Amendment”), by and among Vaca Morada Partners, LP, a Delaware limited partnership (“VMP”), MSR II, LP, a Delaware limited partnership (“MSR II”, and together with VMP, collectively, and each acting severally, “Sellers”, and each, a “Seller”), and Altisource Residential, L.P., a Delaware limited partnership (“Buyer”). This Amendment amends that certain Purchase and Sale Agreement, dated as of March 30, 2017, by and among VMP, MSR II and Buyer, as amended by that certain First Amendment to Purchase and Sale Agreement, dated as of June 29, 2017 (as so amended, the “Purchase Agreement”). Capitalized terms used and not otherwise defined herein have the meanings ascribed to such terms in the Purchase Agreement.

WHEREAS, Sellers and Buyer desire to amend the Purchase Agreement as more fully described in this Amendment.

NOW, THEREFORE, Sellers and Buyer, intending to be legally bound, agree as follows:

1.	Definitions.

a.	The Purchase Agreement is hereby amended by deleting the definition of “Gross Annual Rent” in its entirety and replacing it with the following: “Gross Annual Rent” means (a) as to each TIP, the Initial Lease Rent and (b) as to any other Property, the monthly rent, as of the applicable Closing Date, payable by the Eligible Tenant of the applicable Property pursuant to an Eligible Lease (net of any incentive rent), in each case, multiplied by twelve (12).

b.	The Purchase Agreement is hereby amended by deleting the definition of “Property Management Agreement” in its entirety and replacing it with the following: “Property Management Agreement” means each Property Management Agreement entered into in connection with any Closing Date, by and between the Property Manager and the borrower under the related Seller Financing Documents, pursuant to which the Property Manager agrees to provide property management services to such borrower with respect to the real property owned by such borrower.

2.	Amendments to Section 3.1.

a.	The Purchase Agreement is hereby amended by deleting the definition of “Closing Date Yield Price” set forth in Section 3.1(a) thereof and inserting the following definition in lieu thereof:

“an amount equal to (x) the aggregate Gross Annual Rent, less the aggregate annual property tax (with exemptions removed) for the most recent year available (or such tax amount as is otherwise mutually agreed) and the aggregate annual HOA fees for the most recent year available, in each case, for all of the Properties subject to such Closing as of the applicable Closing Date divided by (y) (i) with respect to the Initial Closing, 8.84%, (ii) with respect to the Second Closing, 8.61% and (iii) with respect to the Final Closing, 8.68% for all TIPs and 8.48% for all other Properties.”

b.	The Purchase Agreement is hereby amended by deleting both Section 3.1(b) and Section 3.1(c) thereof.

3.	TIP Purchase Price Adjustment. Notwithstanding anything to the contrary contained in the Purchase Agreement, (i) 25% of any TIP Purchase Price Adjustment (as defined below) payable by Buyer shall be paid in cash and 75% of any TIP Purchase Price Adjustment payable by Buyer shall be paid by a senior unsecured promissory note in favor of the applicable Seller(s) or an affiliate designated by such Seller(s) (otherwise on the same economic terms as the Seller Financing provided in respect of the Final Closing) by Buyer, substantially in the form attached hereto as Exhibit C, and (ii) 100% of any TIP Purchase Price Adjustment payable by a Seller shall be paid to Buyer in cash. The loan agreement for the Seller Financing provided in respect of the Final Closing shall include a provision that requires the borrower, promptly after receipt by borrower of funds from Sellers, to prepay such facility in an amount equal to 75% of any TIP Purchase Price Adjustment that results in a payment to Buyer, which prepayment may be made without prepayment penalty, yield maintenance or similar payment and shall result in a pro rata reduction of the Allocated Loan Amounts (as defined in such loan agreement) for each TIP.

4.	Confirmation of Diligence Periods. Notwithstanding anything to the contrary contained in the Purchase Agreement, the Due Diligence Period with respect to the Final Closing ended at 5:00 p.m. Eastern time on November 21, 2017, and the Current Tenanted Property Cut-Off Date with respect to the Final Closing was as of 7:00 p.m. Eastern time on November 21, 2017.

5.	Agreement Regarding TIP Properties. Notwithstanding anything to the contrary contained in the Purchase Agreement, Sellers and Buyer agree that Sellers shall (subject to the Buyer and Sellers’ removal rights in Section 5(c) of this Amendment) include and Buyer shall accept in the Final Closing, the Seller Acquired Properties listed on Schedule 1 attached hereto (each such Seller Acquired Property, a “TIP” and collectively, the “TIPs”), which satisfy the RESI Criteria but may not satisfy the RESI Specs and may not be tenanted by an Eligible Tenant pursuant to an Eligible Lease at the time of the Final Closing pursuant to the following terms:

a.	Notwithstanding anything to the contrary contained in the Purchase Agreement, each TIP included in the Final Closing shall constitute an Additional Property under the Purchase Agreement, but shall not be a Current Tenanted Property or an Occupied Property. Sellers represent that the rent amounts for the vacant properties set forth on Schedule 1 attached hereto that are used for purposes of purchase price calculations are reasonably consistent with the rental amounts for comparable properties owned by the Sellers within the applicable rental market.

b.	Buyer shall not have any right to inspect a tenanted TIP without Sellers’ reasonable consent.

c.	Sellers were permitted to remove up to ten percent (10%) of the TIPs identified for sale on the Final Closing Notice, dated October 15, 2017 (the “Final Closing Notice”), provided, however that Sellers could only remove TIPs (w) which had suffered damage as a result of any casualty, (x) for title issues, (y) if a TIP was tenanted by a tenant with a remaining lease term of more than twelve (12) months or (z), upon notice to Buyer no later than 7:00 p.m. Eastern time on November 22, 2017, if required to comply with the terms of the Seller Financing provided in respect of the Final Closing. Buyer was permitted to remove (i) any TIP located in Arizona and any TIP located in any other MSA not included in the RESI Criteria, (ii) any TIP that was not included in the Eligible Property Notice and (iii) in addition to those excluded in (i) and (ii), up to ten percent (10%) of the TIPs identified for sale on the Final Closing Notice, in each case, with notice to Sellers no later than 7:00 p.m. Eastern time on November 21, 2017 (and Buyer also had the right to designate TIPs as Due Diligence 2.5% Kick-Out Properties (subject to the terms of Section 4.2(c)(i) of the Purchase Agreement)).

d.	The Closing Date purchase price for the TIPs (the “Initial TIPs Purchase Price”) will be equal to the lesser of (i) the Closing BPO Purchase Price (based on broker price opinions for the TIPs assuming a non-renovated Property) for all of the TIPs and (ii) the Closing Date Yield Price for all of the TIPs.

e.	Within ten (10) business days after the completion of the renovation of each TIP to satisfy the RESI Specs (as determined in accordance with Section 8 of this Amendment) and the execution of an Eligible Lease to an Eligible Tenant for such TIP during the term of the Initial Lease, the following determinations shall be made by Buyer and Sellers:

i.	the actual monthly rent payable by the Eligible Tenant pursuant to the Eligible Lease (such rent multiplied by 12, the “Post Renovation Rent”);

ii.	the actual date that such TIP is leased to an Eligible Tenant pursuant to an Eligible Lease and the resulting price adjustment for each TIP produced in accordance with the model attached hereto as Schedule 2 based on such lease date (the “Timing Adjustment”); and

iii.	the revised BPO for such TIP in accordance with the model attached hereto as Schedule 3 (the “New BPO”).

f.

Within thirty (30) days after the termination or expiration of all of the Initial Leases, Sellers shall deliver to Buyer a calculation of a true-up (the “TIP Purchase Price Adjustment”) to adjust the final purchase price of the TIPs that were renovated to satisfy the RESI Specs and leased to an Eligible Tenant pursuant to an Eligible Lease during the term of the Initial Leases (and any Substitute Properties (as defined below)) to equal the lesser of (such amount, the “Final TIPs Purchase Price”):

i.	112.5% of the aggregate of:

1.	New BPOs (as of the date of execution of the applicable Eligible Lease) for all of the TIPs that were renovated to satisfy the RESI Specs and leased to an Eligible Tenant pursuant to an Eligible Lease during the term of the Initial Leases; and

2.	the BPO value (as of the date of substitution) for any Substitute Property substituted for a TIP; and

ii.	a revised Closing Date Yield Price (based on an 8.68% yield as adjusted for the Timing Adjustment) calculated by aggregating:

1.	the Post Renovation Rent payable by each Eligible Tenant leasing a TIP pursuant to an Eligible Lease after the expiration or termination of the Initial Leases; and

2.	the rent payable by each Eligible Tenant leasing a Substitute Property pursuant to an Eligible Lease,

in each case of (ii)(1), (2) and (3) above, adjusting for (x) the then most currently available property taxes (adjusted if necessary to reflect a Property’s status as a single family rental) and HOA fees for the applicable Property and (y) the total aggregate Timing Adjustment for all TIPs that were renovated to satisfy the RESI Specs and leased to an Eligible Tenant pursuant to an Eligible Lease during the term of the Initial Leases or Substitute Properties substituted for TIPs. Buyer shall review and notify Sellers of any objections to the calculated Final TIPs Purchase Price and the TIP Purchase Price Adjustment, and Buyer and Sellers shall attempt to resolve any disputes with respect thereto within forty-five (45) days of Buyer’s receipt of the same from Sellers. If Buyer and Sellers are unable to resolve any such dispute, it shall be resolved pursuant to the dispute resolution mechanisms set forth in Section 8(c).

g.	The Final TIPs Purchase Price shall not be (i) greater than one-hundred and ten percent (110%) of the Initial TIPs Purchase Price (on an aggregate basis for all of the TIPs) or (ii) less than eighty-five percent (85%) of the Initial TIPs Purchase Price (on an aggregate basis for all of the TIPs). An amount equal to the positive difference, if any, between the Final TIPs Purchase Price and the Initial TIPs Purchase Price shall be paid by Buyer to Sellers and an amount equal to the negative difference, if any, between the Final TIPs Purchase Price and the Initial TIPs Purchase Price shall be paid by Sellers to Buyer, in each case, pursuant to Section 3 of this Amendment and within sixty (60) days following the termination or expiration of all of the Initial Leases. Other than as described above, the purchase price for a TIP shall not be adjusted after the expiration of the term of the applicable Initial Lease and the exclusive remedies with respect to a TIP shall be as set forth in Section 9 of this Amendment.

6.

Leasing of TIPs. Simultaneously with the Final Closing, each TIP shall be leased by borrower under the loan agreement for the Seller Financing provided in respect of the Final Closing, as landlord, to one or more subsidiaries of each of VMP or MSR II, as tenant (the “Initial Tenant”), pursuant to a separate lease (on a non-crossed basis) on the applicable Seller’s standard form of lease for the applicable state where such TIP is located or pursuant to one or more master leases incorporating, as applicable, the applicable Seller’s standard form of lease for the applicable state where such TIP is located (any such lease or master lease, an “Initial Lease”) and subject to the lease addendum attached hereto as Exhibit A (an “Initial Lease Addendum”), and pursuant to the following terms:

a.	The Initial Leases will provide for monthly rent payments equal to the “Initial Lease Rent” for each TIP set forth on Schedule 1. The Initial Lease Rent is the mutually-agreed estimated post-renovation monthly rent with respect to each TIP, based on an assumption that such TIP will be leased to an Eligible Tenant pursuant to an Eligible Lease seven (7) months after the Final Closing Date.

b.	The term of each Initial Lease shall expire on the earlier of (i) twenty-four (24) months from the Final Closing (the “Outside Date”) and (ii) the date on which the applicable TIP has been renovated to satisfy the RESI Specs and leased to an Eligible Tenant pursuant to an Eligible Lease. Sellers shall use reasonable efforts to ensure that each executed Eligible Lease for a renovated TIP reflects a monthly rent that is consistent with Sellers’ other rents for comparable properties within the applicable rental market. In addition, the applicable Initial Tenant shall, subject to its obligation to provide simultaneously with such termination a Substitute Property, have an early termination right with respect to each Initial Lease (an “Early Termination”).

c.

Buyer will be responsible for payment, under the Property Management Agreement, of the property management fees related to each TIP, but shall not be responsible for payment of any other fees or expenses under the Property Management Agreement relating to any TIP during the term of the related Initial Lease. The applicable Initial Tenant shall pay the cost of causing each TIP to satisfy the RESI Specs once the existing tenant vacates. In addition to the expenses related to renovations to satisfy the RESI Specs, the applicable Initial Tenant will be responsible for repair and maintenance expenses and other capital expenses of each property subject to an Initial Lease, provided that the applicable Initial Tenant shall receive each calendar month during the term of the Initial Leases for each property that is subject during such calendar month and for which the applicable Initial Tenant actually pays the monthly rent for such property to Buyer, a credit of $100.00 (each such credit, a “Monthly Credit”). Upon the termination of all of the Initial Leases, each Initial Tenant shall prepare and submit to Buyer for its approval a statement showing the aggregate of the Monthly Credits provided to such Initial Tenant (showing the amount for each property) and a list of all repair and maintenance expenses incurred by the Initial Tenant in respect of each property subject to an Initial Lease with such Initial Tenant during the term of the Initial Lease of such property, which list shall detail the reason for and nature of such repair or maintenance expense, the date such expense was incurred and the amount of such expense, together with a certification by an applicable officer of the applicable Initial Tenant that such expense was paid in full by such Initial Tenant, together with such additional information as Buyer may reasonably request. Upon approval by Buyer of each such expense, the aggregate amount of such expenses incurred by each Initial Tenant shall be calculated and to the extent such aggregate amount is less than the aggregate of the Monthly Credits provided to such Initial Tenant, the applicable Seller shall pay an amount equal to such excess to Buyer by wire transfer in U.S. Dollars, in immediately available funds, such amount shall be paid on the fifth (5th) business day following Buyer’s notice to the related Initial Tenant of such amount. To the extent that the aggregate of the repair and maintenance costs incurred by an Initial Tenant with respect to the properties leased by it under Initial Leases exceeds the aggregate of the Monthly Credits provided to such Initial Tenant, such excess is solely for the account of such Initial Tenant.

d.	In the event of any casualty to any TIP during the term of the Initial Lease, the applicable Initial Tenant shall not be entitled to abate rent or exercise any early termination right under an Initial Lease. The Initial Tenant shall, either (x) repair and renovate such TIP to satisfy the RESI Specs and in accordance with the requirements of the loan agreement for the Seller Financing provided in respect of the Final Closing or (y) substitute such TIP with a Substitute Property (subject to the applicable terms of Section 7.5(a)(i) and (b) of the Purchase Agreement). Following such repair and renovation or substitution, Buyer shall pay to such Initial Tenant an amount equal to any insurance proceeds in relation to such casualty. Notwithstanding the foregoing provisions of this Section 6(d), if insurance proceeds are not accessible by or will not be made available to the borrower under the terms of the Seller Financing provided in respect of the Final Closing as a result of a default or event of default under such Seller Financing, (i) the Initial Tenant may elect to terminate the applicable Initial Lease; (ii) following such termination, the Initial Tenant shall not have any obligation to repair, renovate or substitute such TIP or pay any liquidated damages under Section 9 of this Amendment with respect to such TIP; (iii) the applicable Seller shall pay to Buyer an amount equal to (x) the positive difference, if any, between (1) the gross annual rent payable under the Initial Lease for such TIP and (2) the gross annual rent payable by the existing tenant under the existing lease for such TIP as of the Final Closing Date; divided by (y) .0868; (iv) such TIP shall be deemed to be fully renovated in accordance with the RESI Specs and leased to an Eligible Tenant pursuant to an Eligible Lease for purposes of release of the Renovation Escrow Funds with respect to such TIP and such Renovation Escrow Funds with respect to such TIP shall be released and paid to the applicable Seller in the month following such termination; and (v) Buyer shall be entitled to retain any insurance proceeds with respect to such TIP. For purposes of the calculation of the payment in clause (x) in the immediately preceding sentence, (A) with respect to TIPs that were vacant on the Final Closing Date, but were renovated to satisfy the RESI Specs prior to the Final Closing Date, the “the gross annual rent payable by the existing tenant under the existing lease for such TIP as of the Final Closing Date” shall be deemed to be the amount of the gross annual rent payable under the Initial Lease for such TIP and (B) with respect to TIPs that were vacant on the Final Closing Date and were not renovated to satisfy the RESI Specs prior to the Final Closing Date, Buyer and Sellers shall agree in good faith within ten (10) Business Days after the Final Closing date on an amount that will be deemed to be the “the gross annual rent payable by the existing tenant under the existing lease for such TIP as of the Final Closing Date.”

e.

In the event of a material condemnation with respect to any TIP during the term of the Initial Lease, the applicable Seller may, at its election, substitute such TIP with a Substitute Property (subject to the applicable terms of Section 7.5(a)(i) and (b) of the Purchase Agreement), in which event Buyer will deliver to such Seller an amount equal to any proceeds paid in relation to such condemnation. In the event the applicable Seller does not substitute such TIP with a Substitute Property, (i) the Initial Lease shall terminate; (ii) following such termination, the Initial Tenant shall not have any obligation to repair, renovate or substitute such TIP or pay any liquidated damages under Section 9 of this Amendment with respect to such TIP; (iii) the applicable Seller shall pay to Buyer an amount equal to (x) the positive difference, if any, between (1) the gross annual rent payable under the Initial Lease for such TIP and (2) the gross annual rent payable by the existing tenant under the existing lease for such TIP as of the Final Closing Date; divided by (y) .0868; (iv) such TIP shall be deemed to be full renovated in accordance with the RESI Specs and leased to an Eligible Tenant pursuant to an Eligible Lease for purposes of release of the Renovation Escrow Funds with respect to such TIP and such Renovation Escrow Funds with respect to such TIP shall be released and paid to the applicable Seller in the month following such termination; and (v) Buyer shall be entitled to retain any condemnation proceeds with respect to such TIP.

7.	Notices to Tenants; Eviction Costs.

a.	Following the Final Closing, all notices sent to the existing tenants of any TIPs pursuant to Section 6.3(r) of the Purchase Agreement shall include, in addition to all other information required under the Purchase Agreement to be included in such notice, a provision advising each such tenant that its lease has been assigned, and such tenant’s security deposit has been transferred, to the applicable Initial Tenant.

b.	During the term of an Initial Lease, all costs and expenses necessary to secure the possession of each TIP subject to such Initial Lease free of any tenant prior to the possession thereof by an Eligible Tenant under an Eligible Lease following the completion of all renovations to such TIP necessary for such TIP to satisfy the RESI Specs shall be solely for the account of the applicable Seller and no such cost or expense shall be borne by Buyer, including under the Property Management Agreement relating to the TIPs. Sellers shall not be liable for any of the foregoing costs and expenses to the extent attributable to periods after the expiration of the applicable Initial Lease, and Buyer shall have available to it the remedies set forth in Section 9.

8.	TIP Renovations.

a.	Following the completion of renovations of each TIP to satisfy the RESI Specs (and prior to leasing of such TIP to an Eligible Tenant pursuant to an Eligible Lease), Sellers shall deliver a notice (a “Renovation Completion Notice”) to Buyer; provided, however, that Sellers shall not send more than one (1) Renovation Completion Notice in any month. Following receipt of a Renovation Completion Notice, Buyer shall have ten (10) business days (or if a notice relates to 30 to 99 TIPs, twenty (20) business days, or to 100 or more TIPs, sixty (60) business days) to inspect such TIPs and notify Sellers if Buyer reasonably believes that any TIP fails to satisfy the RESI Specs, such TIP is not leased to an Eligible Tenant pursuant to an Eligible Lease or the applicable Initial Tenant is in default under any of its Initial Leases (an “Objection Notice”).

b.	Upon the Final Closing, Seven Thousand Five Hundred Dollars ($7,500) per each TIP that is part of the Final Closing will be deducted from the Initial TIPs Purchase Price payable at Closing and deposited in an escrow account (the “Renovation Escrow Funds”). With respect to any TIP for which Buyer has not timely delivered an Objection Notice, and following the leasing of such TIP to an Eligible Tenant pursuant to an Eligible Lease, on a monthly basis Sellers shall notify the escrow company to release to the applicable Seller an amount equal to $7,500 per such TIP; provided that the amount held in the Renovation Escrow Funds shall not be reduced to less than $2,000,000 until such time as there are 67 TIPs remaining to be renovated to meet the RESI Specs, and thereafter $30,000 per such TIP shall be released to a Seller with respect to such final 67 TIPs. In the event that an applicable Initial Tenant is in “payment default” under any of its Initial Leases, on a monthly basis Buyer shall notify the escrow company to release to Buyer from the Renovation Escrow Funds, an amount equal to the defaulted Initial Lease Rent for each such TIP (such payment being in addition to the terms of Section 9(a) of this Amendment). Notwithstanding Section 8(i) of any Initial Lease Addendum, for purposes of the preceding sentence, “payment default” shall mean that such Initial Tenant fails to pay the Initial Lease Rent within sixty (60) days of its due date and such default shall have continued for at least thirty (30) days from the date of notice by Buyer to such Initial Tenant of such payment default.

c.	Buyer and the applicable Seller shall attempt to resolve any disputes as to whether a TIP has been renovated to satisfy the RESI Specs, such TIP is leased to an Eligible Tenant pursuant to an Eligible Lease or the applicable Initial Tenant is in default under any of its Initial Leases, within thirty (30) days of such Seller’s receipt of an Objection Notice. If Buyer and the applicable Seller are unable to resolve such dispute, it shall be resolved by expedited arbitration before a single arbitrator acceptable to both Buyer and the applicable Seller in accordance with the rules of the American Arbitration Association; provided that if Buyer and the applicable Seller fail to agree on an arbitrator within five (5) days after either Buyer or the applicable Seller proposes an arbitrator to the other, then either party may request The Real Estate Board of New York, Inc. to designate an arbitrator. Such arbitrator shall have at least ten (10) years of experience in residential real estate construction in the applicable market. The costs and expenses of such arbitrator shall be borne equally by Buyer and the applicable Seller.

9.	Buyer’s Remedies with Respect to TIPs.

a.

If any TIP has not been renovated to satisfy the RESI Specs and leased to an Eligible Tenant pursuant to an Eligible Lease prior to the expiration or termination (including any Early Termination) of the Initial Lease for such TIP, the applicable Seller shall substitute such TIP with a Seller Acquired Property which satisfies the RESI Criteria and RESI Specs, is leased to an Eligible Tenant pursuant to an Eligible Lease in accordance with the terms of this Amendment, has a value as shown on a new BPO satisfactory to Buyer at least equal to the allocated Acquisition Price of such TIP, is located within the same MSA as the TIP for which such property is being substituted (or if located in another MSA, is either (x) located in a MSA with respect to which the vacancy rate for all other properties sold by the Sellers under the Purchase Agreement is less than or equal to the MSA in which such TIP is located or (y) approved by Buyer in in sole discretion), which property otherwise satisfies all requirements for a substitute property under the loan agreement for the Seller Financing provided in respect of the Final Closing (including the requirements of Section 2.4.2(f) thereof) (any such property, a “Substitute Property”). If the applicable Seller fails to provide such Substitute Property within ten (10) business days of the expiration or termination (including any Early Termination) of the Initial Lease for such TIP (the “Damages Payment Date”), Buyer shall be entitled (as Buyer’s sole and exclusive remedy with respect to the applicable Seller’s failure to renovate a TIP to satisfy the RESI Specs and lease such TIP to an Eligible Tenant pursuant to an Eligible Lease prior to the expiration of the Initial Lease and failure to provide a Substitute Property with respect thereto) to liquidated damages with respect to each failure to provide a Substitute Property in an amount equal to (i) $30,000 for each TIP that was not renovated to satisfy the RESI Specs or (ii) $14,500 for each TIP that was renovated to satisfy the RESI Specs but not leased to an Eligible Tenant pursuant to an Eligible Lease, which liquidated damages shall be due and payable on the related Damages Payment Date.

b.	With respect to any liquidated damages due after the final termination of the Initial Leases, amounts remaining in the Renovation Escrow Funds shall be credited against any liquidated damages due by Sellers and released to Buyer on the related Damages Payment Date, and upon payment of all liquidated damages to Buyer, the remaining Renovation Escrow Funds, if any, shall be released to Sellers, provided the applicable Initial Tenant is not in default under any of its Initial Leases.

c.	Buyer’s remedy for breach of a representation with respect to a TIP (other than the failure to satisfy the RESI Specs or to be leased to an Eligible Tenant pursuant to an Eligible Lease, in which case the remedy shall be limited as set forth in this Section 9) shall be subject to the limitations set forth in the Purchase Agreement.

d.	Notwithstanding the foregoing, (i) Buyer may require that the applicable Seller repurchase any TIP that fails to satisfy the RESI Criteria and (ii) in connection with an Early Termination of an Initial Lease by Seller, Buyer shall have the right to specific performance to require the applicable Seller to substitute such TIP that is the subject of the Early Termination with a Substitute Property (subject to the applicable terms of Section 7.5(a)(i) and (b) of the Purchase Agreement).

10.	Agreements Concerning Certain Uninspected Properties and Vacant Properties.

a.	The parties agree that each of the Additional Properties listed on Schedule 4 hereto constitute Additional Properties that Buyer has not, prior to the Final Closing Date, inspected in order to determine whether such Additional Property is subject to Flooring Spec Non-Compliance (each such property a “Potential Flooring Spec Non-Compliant Property”). Each Seller and Buyer agree to treat each Potential Flooring Spec Non-Compliant Property as if it were subject to a Flooring Spec Non-Compliance for purposes of Sections 3.1(d) and (e) of the Purchase Agreement, with Buyer having all rights to require the applicable Seller to make a Flooring Non-Compliance Cure Payment in respect of such property and under Section 4.2(a)(ii)(z) of the Purchase Agreement.

b.	The parties agree that each of the Additional Properties listed on Schedule 5 attached hereto constitute Vacant Properties that Buyer has not, prior to the Final Closing Date,

inspected (each, a “Non-Inspected Vacant Property”). Each Seller and Buyer agree to treat each Non-Inspected Vacant Property as if it were a “Current Tenanted Property” for purposes of Sections 3.1(e) and 4.2(a) of the Purchase Agreement, with Buyer having all rights to require the applicable Seller to repurchase such Non-Inspected Vacant Property as if it were a Current Tenanted Property.

11.	Costs for Substitution of Disqualified Properties. Notwithstanding anything to the contrary contained in the Purchase Agreement or the Seller Financing Documents provided in respect of the Final Closing, Sellers shall pay the reasonable out of pocket costs and expenses of Buyer and the lender under the Seller Financing provided in respect of the Final Closing incurred by Buyer and by the borrower under the loan agreement for the Seller Financing Documents provided in respect of the Final Closing in connection with the substitution of any Substitute Property and any release of any TIP that does not satisfy the RESI Specs or is not leased to an Eligible Tenant pursuant to an Eligible Lease and therefore become Disqualified Properties (as defined in the Seller Financing Documents provided in respect of the Final Closing) including, without limitation, reasonable attorneys’ fees and Real Property Settlement Costs.

12.	Amendment to Article 8. The Purchase Agreement is hereby amended by deleting Section 8.5 thereof and inserting the following in lieu thereof:

HOA Estoppels. To the extent an estoppel certificate from an HOA with respect to any applicable Property purchased pursuant to the Second Closing or the Final Closing has not been provided as of the date of the Second Closing or the Final Closing, as applicable, in each case on the forms customarily used by the applicable HOA in compliance with Section 6.3(q) above, Sellers shall use commercially reasonable efforts to obtain such estoppel certificate as soon as practicable, but in no event more than ninety (90) days, following the applicable Closing.

13.	Seller Financing. Notwithstanding anything to the contrary contained in the Purchase Agreement, the Closing Documents or the Seller Financing Documents, Sellers and Buyer hereby agree that, with respect to the Final Closing, (a) the Interest Rate (as defined in the Seller Financing Documents) shall be four percent (4.00%) per annum fixed (and the loan pursuant to the Seller Financing shall be subject to yield maintenance through and including the four (4) year anniversary of the loan), and (b) the Seller Financing Documents shall be structured as two separate cross-defaulted, but not cross-collateralized loans, each in the amount of approximately one-half (1/2) of the Seller Financing.

14.	Further Assurances. In case at any time after the Final Closing any further action is necessary or desirable to carry out the purposes of this Amendment, each of Buyer and Sellers, shall take, and cause their respective Affiliates to take, all such reasonable necessary action to (a) execute and deliver to each other such other documents (including corrected Initial Leases to conform with Schedule 1, if applicable) and (b) do such other acts and things as may reasonably be requested for the purpose of carrying out the intent of this Amendment.

15.	Ratification and Reaffirmation. The terms and provisions set forth in this Amendment modify and supersede all inconsistent terms and provisions set forth in the Purchase

Agreement and in any other prior agreements, oral or written, among Sellers and Buyer, and, except as expressly modified and superseded by this Amendment, the terms and provisions of the Purchase Agreement are ratified and confirmed in all respects and will continue in full force and effect. Sellers and Buyer agree that the Purchase Agreement, as amended hereby, continues to be legal, valid, binding and enforceable in accordance with its terms.

16.	Counterparts. This Amendment may be executed in any number of separate counterparts (including by facsimile or portable document format (.pdf)) for the convenience of the parties hereto, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

17.	Headings. The headings in this Amendment are for convenience of reference only and shall not limit or otherwise affect the meaning of this Amendment or the Purchase Agreement.

18.	Governing Law. This Amendment shall be governed by, and construed in accordance with, the laws of the State of New York, which shall be the exclusive jurisdiction covering all disputes.

[Signature Page Follows]

IN WITNESS WHEREOF, each of the parties hereto has caused this Amendment to be executed as of the day and year first above written.

VACA MORADA PARTNERS, LP,
a Delaware partnership

By: Vaca Morada GP, LLC,
Its General Partner

By:	/s/ Joseph V. Gatti
Name:	Joseph V. Gatti
Title:	Vice President and Secretary

MSR II, LP a Delaware partnership

By: MSR II GP, LLC,
Its General Partner

By:	/s/ Joseph V. Gatti
Name:	Joseph V. Gatti
Title:	Vice President and Secretary

[Signature Page to Second Amendment to Purchase and Sale Agreement]

ALTISOURCE RESIDENTIAL, L.P.,
a Delaware limited partnership

By: Altisource Residential GP LLC, its general partner

By: Altisource Residential Corporation, its sole member

By:	/s/ Stephen H. Gray
Name:	Stephen H. Gray
Title:	Chief Administrative Officer

[Signature Page to Second Amendment to Purchase and Sale Agreement]